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Exhibit 99.8

Document Re Resolutions at AGM held on 3 February 2004

        A copy of the above document, together with amended Articles, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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  Exhibit 99.8